EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended September 30, 2011 compared to three months ended September 30, 2010

During the three months ended September 30, 2011, Danaos had an average of 56.4 containerships compared to 47.9 containerships in the three months ended September 30, 2010. During the three months ended September 30, 2011, we took delivery of two vessels, the CMA CGM Attila, on July 8, 2011 and the CMA CGM Tancredi, on August 22, 2011. Our fleet utilization was increased to 99.4% in the three months ended September 30, 2011 compared to 96.9% in the three months ended September 30, 2010, due to a decrease in the off-hire days in the three months ended September 30, 2011 compared to the three months ended September 30, 2010.

Operating Revenue

Operating revenue increased 33.2%, or $31.4 million, to $126.0 million in the three months ended September 30, 2011, from $94.6 million in the three months ended September 30, 2010. The increase was primarily a result of the addition to our fleet of three 3,400 TEU containerships, the Hanjin Versailles, the Hanjin Algeciras and the Hanjin Constantza, on October 11, 2010, January 26, 2011 and April 15, 2011, respectively, three 10,100 TEU containerships, the Hanjin Germany, the Hanjin Italy and Hanjin Greece, on March 10, 2011, April 6, 2011 and May 4, 2011, respectively, as well as two 8,530 TEU containerships, the CMA CGM Attila and the CMA CGM Tancredi, on July 8, 2011 and August 22, 2011, respectively. These additions to our fleet contributed revenues of $26.0 million in the three months ended September 30, 2011. Moreover, three 6,500 TEU containerships, the CMA CGM Rabelais, the CMA CGM Racine and the YM Maturity, which were added to our fleet on July 2, 2010, on August 16, 2010 and August 18, 2010, respectively, and one 3,400 TEU containership, the Hanjin Santos, which was added to our fleet on July 6, 2010, contributed incremental revenues of $3.2 million in the three months ended September 30, 2011 compared to the three months ended September 30, 2010.

The additional $2.2 million increase in revenues in the three months ended September 30, 2011 compared to the three months ended September 30, 2010 was mainly attributable to re-chartering of certain vessels at increased charter rates in the three months ended September 30, 2011. Furthermore, off-hire days declined by 106 days, to 32 days in the three months ended September 30, 2011, from 138 days in the three months ended September 30, 2010.

Voyage Expenses

Voyage expenses increased by $2.1 million, to $3.6 million in the three months ended September 30, 2011, from $1.5 million in the three months ended September 30, 2010. The increase was the result of increased port expenses, commissions and other voyage expenses, due to the increased number of vessels in our fleet in the three months ended September 30, 2011 compared to the three months ended September 30, 2010. Furthermore, in the three months ended September 30, 2011, we incurred an expense of $0.8 million related to fuel costs in relation to the repositioning of one of our vessels. Our vessels are not otherwise subject to fuel costs, which are paid by our charterers.

Vessel Operating Expenses

Vessel operating expenses increased 27.5%, or $6.8 million, to $31.5 million in the three months ended September 30, 2011, from $24.7 million in the three months ended September 30, 2010. The increase is mainly attributable to the increased average number of vessels in our fleet in the three months ended September 30, 2011 compared to the three months ended September 30, 2010, as well as incremental costs with respect to certain vessels, which were on lay-up for 14 days in aggregate in the three months ended September 30, 2011 compared to 128 days in the three months ended September 30, 2010. The average daily operating cost per vessel increased to $6,321 for the three months ended September 30, 2011, from $5,971 for the three months ended September 30, 2010 (excluding those vessels on lay-up). The increase is mainly attributable to the increased lubricant expenses following the increase of crude oil prices in the three months ended September 30, 2011 compared to the three months ended September 30, 2010, as well as upward cost pressure on Euro denominated costs resulting from the weaker

US Dollar in the three months ended September 30, 2011 compared to the three months ended September 30, 2010.

Depreciation

Depreciation expense increased 33.8%, or $7.1 million, to $28.1 million in the three months ended September 30, 2011, from $21.0 million in the three months ended September 30, 2010. The increase in depreciation expense was due to the increased average number of vessels in our fleet in the three months ended September 30, 2011 compared to the three months ended September 30, 2010.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs decreased 48.1%, or $1.3 million, to $1.4 million in the three months ended September 30, 2011, from $2.7 million in the three months ended September 30, 2010. During the three months ended September 30, 2010, we had written-off the remaining unamortized balances of deferred dry-docking and special survey costs of $1.4 million related to three of our vessels, as their new dry-docking was performed before the initially scheduled dates.

General and Administrative Expenses

General and administrative expenses decreased 11.3%, or $0.6 million, to $4.7 million in the three months ended September 30, 2011, from $5.3 million in the three months ended September 30, 2010. The decrease was the result of reduced legal and advisory fees by $1.1 million recorded in the three months ended September 30, 2011 compared to the three months ended September 30, 2010, which was offset by increased fees of $0.5 million to our Manager in the three months ended September 30, 2011 compared to the three months ended September 30, 2010, due to the increase in the average number of our vessels in our fleet.

Interest Expense and Interest Income

Interest expense increased by 24.1%, or $2.8 million, to $14.4 million in the three months ended September 30, 2011, from $11.6 million in the three months ended September 30, 2010. The change in interest expense was due to the increase in our average debt by $448.5 million, to $2,873.4 million in the three months ended September 30, 2011, from $2,424.9 million in the three months ended September 30, 2010, which was partially offset by the decrease in the margin over LIBOR payable on interest under our credit facilities in the three months ended September 30, 2011 compared to the three months ended September 30, 2010, in accordance with our comprehensive financing plan, which sets the margin at 1.85% (in relation to our credit facilities under our agreement, dated January 24, 2011 (the “Bank Agreement”) with such lenders). Furthermore, the financing of our newbuilding program resulted in $3.2 million of interest being capitalized, rather than such interest being recognized as an expense, in the three months ended September 30, 2011 compared to $5.1 million of capitalized interest in the three months ended September 30, 2010.

Interest income increased by $0.1 million, to $0.3 million in the three months ended September 30, 2011, from $0.2 million in the three months ended September 30, 2010.

Other Finance Costs, Net

Other finance costs, net, decreased by $0.1 million, to $3.6 million in the three months ended September 30, 2011, from $3.7 million in the three months ended September 30, 2010. During the three months ended September 30, 2011, we recorded an expense of $0.4 million of finance fees accrued related to our comprehensive financing plan contemplated by the Bank Agreement, as well as a $2.7 million increase in amortization of finance fees (which were deferred and will be amortized over the life of the respective credit facilities) compared to the three months ended September 30, 2010. During the three months ended September 30, 2010, we also recorded a one time expense of $2.7 million related to bank fees incurred in connection with our comprehensive financing plan contemplated by the Bank Agreement.

Other Income/(Expenses), Net

Other income/(expenses), net, was income of $0.1 million in the three months ended September 30, 2011, compared to income of $12.6 million in the three months ended September 30, 2010, which related to an agreement to cancel the charters for three newbuildings that were cancelled on May 25, 2010.

Unrealized and realized loss on derivatives

Unrealized and realized loss on derivatives increased by $4.2 million, to a loss of $40.0 million in the three months ended September 30, 2011, from a loss of $35.8 million in the three months ended September 30, 2010. The increase is mainly attributed to realized loss on interest rate swap hedges of $35.3 million recorded during the three months ended September 30, 2011, which is mainly attributable to the higher average notional amount of interest rate swaps and the persisting low floating LIBOR rates, compared to a $23.4 million realized loss in the three months ended September 30, 2010. This was partially offset by reduced unrealized losses on interest rate swap hedges of $4.7 million recorded in the three months ended September 30, 2011 compared to a $12.4 million loss in the three months ended September 30, 2010, which is attributable to hedge ineffectiveness and mark to market valuation of certain swaps (not designated as hedging instruments).

In addition, realized losses on cash flow hedges of $7.0 million and $8.0 million in the three months ended September 30, 2011 and 2010, respectively, were deferred in “Accumulated Other Comprehensive Loss”, rather than such realized losses being recognized as expenses, and will be reclassified into earnings over the depreciable lives of these vessels under construction, which are financed by loans with interest rates that have been hedged by our interest rate swap contracts. The table below provides an analysis of the items discussed above, and which were recorded in the three months ended September 30, 2011 and 2010:

	Three months ended September 30,	Three months ended September 30,
	2011	2010
	(in millions)
Unrealized loss on swaps	$(4.7)	$(12.4)
Total realized losses of swaps	(42.3)	(31.4)
Realized losses of swaps deferred in Other Comprehensive Loss	7.0	8.0
Realized losses of swaps expensed in Statement of Income	(35.3)	(23.4)
Unrealized and realized loss on derivatives	(40.0)	(35.8)

Nine months ended September 30, 2011 compared to nine months ended September 30, 2010

During the nine months ended September 30, 2011, Danaos had an average of 53.9 containerships compared to 44.3 containerships in the nine months ended September 30, 2010. Our fleet utilization declined to 97.9% in the nine months ended September 30, 2011 compared to 98.2% in the nine months ended September 30, 2010, mainly due to increased scheduled off-hire days.

Operating Revenue

Operating revenue increased 31.1%, or $80.6 million, to $339.8 million in the nine months ended September 30, 2011, from $259.2 million in the nine months ended September 30, 2010. The increase was primarily a result of the addition to our fleet of three 3,400 TEU containerships, the Hanjin Versailles, the Hanjin Algeciras and the Hanjin Constantza, on October 11, 2010, January 26, 2011 and April 15, 2011, respectively, three 10,100 TEU containerships, the Hanjin Germany, the Hanjin Italy and Hanjin Greece, on March 10, 2011, April 6, 2011 and May 4, 2011, respectively, as well as two 8,530 TEU containerships, the CMA CGM Attila and the CMA CGM Tancredi, on July 8, 2011 and August 22, 2011, respectively. These additions to our fleet contributed revenues of $49.7 million during the nine months ended September 30, 2011. Moreover, six 6,500 TEU containerships, the CMA CGM Musset, the CMA CGM Nerval, the CMA CGM Rabelais, the CMA CGM Racine, the YM Mandate and the YM Maturity, which were added to our fleet on March 12, 2010, May 17, 2010, July 2, 2010, August 16, 2010, May 19, 2010, and August 18, 2010, respectively, and two 3,400 TEU containerships, the Hanjin Buenos Aires and the Hanjin Santos, which were added to our fleet on May 27, 2010 and July 6, 2010, respectively, contributed incremental revenues of $38.5 million during the nine months ended September 30, 2011 compared to the same period of 2010. These revenues were offset in part by the sale of one 1,704 TEU containership, the MSC Eagle, on January 22, 2010, that contributed nil revenues in the nine months ended September 30, 2011 compared to $0.1 million of revenues in the nine months ended September 30, 2010.

The additional reduction in revenue of $7.5 million during the nine months ended September 30, 2011 compared to the same period in 2010 was mainly attributable to re-chartering certain vessels at reduced charter rates in 2010 under which charters these vessels continued to operate in 2011, which was partially offset by higher re-chartering of certain vessels at increased charter rates in 2011. Furthermore, off-hire days increased by 94 days, to 310 days in the nine months ended September 30, 2011, from 216 days in the nine months ended September 30, 2010.

Voyage Expenses

Voyage expenses increased 64.6%, or $3.1 million, to $7.9 million in the nine months ended September 30, 2011, from $4.8 million for the nine months ended September 30, 2010. The increase was the result of increased port expenses, commissions and other voyage expenses, due to the increased number of vessels in our fleet in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010. Furthermore, during the nine months ended September 30, 2011, we incurred an expense of $0.8 million related to fuel costs in relation to the repositioning of one of our vessels. Our vessels are not otherwise subject to fuel costs, which are paid by our charterers.

Vessel Operating Expenses

Vessel operating expenses increased 43.0%, or $26.3 million, to $87.4 million in the nine months ended September 30, 2011, from $61.1 million in the nine months ended September 30, 2010. The increase is mainly attributable to the increased average number of vessels in our fleet in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, as well as incremental costs of certain vessels, which were on lay-up for 119 days in aggregate in the nine months ended September 30, 2011 compared to 1,219 days in the nine months ended September 30, 2010. The average daily operating cost per vessel increased to $6,220 for the nine months ended September 30, 2011, from $5,712 for the nine months ended September 30, 2010 (excluding those vessels on lay-up).

Depreciation

Depreciation expense increased 39.8%, or $21.8 million, to $76.6 million in the nine months ended September 30, 2011, from $54.8 million in the nine months ended September 30, 2010. The increase in depreciation expense was due to the increased average number of vessels in our fleet during the nine months ended September 30, 2011, compared to the nine months ended September 30, 2010.

Impairment Loss

During the nine months ended September 30, 2010, we recorded an impairment loss of $71.5 million consisting of cash advances of $64.35 million paid to the shipyard and $7.16 million of capitalized interest and other predelivery capital expenditures paid in relation to the construction of three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218, following our agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel the construction of the respective newbuildings.

No impairment loss was recorded in the nine months ended September 30, 2011.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs decreased 25.8%, or $1.6 million, to $4.6 million in the nine months ended September 30, 2011, from $6.2 million in the nine months ended September 30, 2010. During the nine months ended September 30, 2010, we had written-off the remaining unamortized balances of deferred dry-docking and special survey costs of $1.4 million related to three of our vessels, as their new dry-docking was performed before the initially scheduled dates.

General and Administrative Expenses

General and administrative expenses decreased 14.6%, or $2.4 million, to $14.0 million in the nine months ended September 30, 2011, from $16.4 million in the nine months ended September 30, 2010. The decrease was the result of a reduction in legal and advisory fees by $4.2 million recorded in the nine months ended September 30, 2011, which partially was offset by increased fees of $1.7 million to our Manager in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 due to the increase in the average number of our vessels in our fleet.

Gain on Sale of Vessels

On January 22, 2010, we sold the MSC Eagle, a containership built in 1978 with a capacity of 1,704 TEU. The gross sale consideration was $4.6 million. We realized a net gain on this sale of $1.9 million.

No vessels were sold in the nine months ended September 30, 2011.

Interest Expense and Interest Income

Interest expense increased 29.8%, or $9.0 million, to $39.2 million in the nine months ended September 30, 2011, from $30.2 million in the nine months ended September 30, 2010. The change in interest expense was due to the increase in our average debt by $400.8 million, to $2,755.9 million in the nine months ended September 30, 2011, from $2,355.1 million in the nine months ended September 30, 2010, which was partially offset by the decrease in the margin over LIBOR payable on interest under our credit facilities in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, in accordance with our comprehensive financing plan contemplated by the Bank Agreement, which sets the margin at 1.85% (in relation to our credit facilities under our Bank Agreement). Furthermore, the financing of our extensive newbuilding program resulted in interest of $12.9 million being capitalized, rather than such interest being recognized as an expense, in the nine months ended September 30, 2011 compared to $19.6 million of capitalized interest in the nine months ended September 30, 2010.

Interest income increased by $0.3 million, to $1.0 million in the nine months ended September 30, 2011, from $0.7 million in the nine months ended September 30, 2010.

Other Finance Costs, Net

Other finance costs, net, increased by $6.1 million, to $10.9 million in the nine months ended September 30, 2011, from $4.8 million in the nine months ended September 30, 2010. The increase is attributable to increased amortization of finance fees of $5.6 million (which were deferred and are amortized over the life of the respective credit facilities) and $1.2 million of finance fees accrued for the nine months ended September 30, 2011, as well as a non-cash loss in fair value of warrants of $2.3 million recorded in the nine months ended September 30, 2011 due to non-cash changes in fair value of warrants (for the period up to March 29, 2011 when the exercise price of the warrants was increased to $7.00 per share from the initial exercise price of $6.00 per share (refer to Note 6, Deferred Charges, to our condensed consolidated financial statements included elsewhere in this report). Furthermore, during the nine months ended September 30, 2010, we recorded an expense of $3.1 million of fees related to our comprehensive financing plan.

Other Income/(Expenses), Net

Other income/(expenses), net, was an expense of $2.0 million in the nine months ended September 30, 2011, compared to income of $12.7 million in the nine months ended September 30, 2010. During the nine months ended September 30, 2011, we recorded an expense of $2.3 million for fees directly related to our comprehensive financing plan contemplated by the Bank Agreement. Furthermore, during the nine months ended September 30, 2010, we recorded income of $12.6 million, which related to an agreement to cancel the charters for three newbuildings that were cancelled on May 25, 2010.

Unrealized and realized loss on derivatives

Unrealized and realized loss on derivatives was a loss of $93.6 million in the nine months ended September 30, 2011 compared to a loss of $118.2 million in the nine months ended September 30, 2010. The $24.6 million smaller loss was mainly attributable to unrealized gain on interest rate swap hedges of $1.8 million recorded in the nine months ended September 30, 2011 compared to a loss of $57.1 million in the nine months ended September 30, 2010, which is attributable to hedge accounting ineffectiveness and mark to market valuation of certain swaps (not designated as hedging instruments). There was also a realized loss on interest rate swap hedges of $95.4 million recorded during the nine months ended September 30, 2011, which is mainly attributable to the higher average notional amount of interest rate swaps and the persisting low floating LIBOR rates, compared to a $61.1 million realized loss in the nine months ended September 30, 2010.

In addition, realized losses on cash flow hedges of $24.9 million and $29.8 million in the nine months ended September 30, 2011 and 2010, respectively, were deferred in “Accumulated Other Comprehensive Loss”, rather than such realized losses being recognized as expenses, and will be reclassified into earnings over the depreciable lives of these vessels under construction, which are financed by loans with interest rates that have been hedged by our interest rate swap contracts. The table below provides an analysis of the items discussed above, and which were recorded in the nine months ended September 30, 2011 and 2010:

	Nine months ended September 30,	Nine months ended September 30,
	2011	2010
	(in millions)
Unrealized gain/(loss) on swaps	$1.8	$(57.1)
Total realized losses of swaps	(120.3)	(90.9)
Realized losses of swaps deferred in Other Comprehensive Loss	24.9	29.8
Realized losses of swaps expensed in Statement of Income	(95.4)	(61.1)
Unrealized and realized loss on derivatives	(93.6)	(118.2)

Liquidity and Capital Resources

Our principal source of funds has been equity provided by our stockholders, operating cash flows, vessel sales, and long-term bank borrowings, as well as proceeds from our common stock sale in August 2010. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements.

Our short-term liquidity needs primarily relate to the purchase of the eight additional containerships for which we had contracted, as of September 30, 2011, and for which we had scheduled future payments through the scheduled delivery of the final contracted vessel during 2012 aggregating approximately $654.5 million as of September 30, 2011, as well as funding our vessel operating expenses and debt interest payments.  Our long-term liquidity needs primarily relate to debt repayment and capital expenditures related to any further growth of our fleet. We anticipate that our primary sources of funds will be cash from our credit facilities and financing arrangements, cash from operations and equity or debt raised in the capital markets.

As of September 30, 2011, the remaining capital expenditure installments for our eight newbuilding vessels were approximately $180.2 million for the remainder of 2011 and $474.3 million for 2012.  As of September 30, 2011, we expect to fund the remaining installment payments of $654.5 million with undrawn borrowing capacity of (i) $286.0 million under previously existing and new credit facilities (the “New Credit Facilities”) provided by our January 24, 2011 Bank Agreement, which became effective on March 4, 2011, with such lenders, (ii) $135.6 million under the bank syndicate agreement with the Export Import Bank of China (“CEXIM”), Citibank and ABN Amro, in respect of which the China Export & Credit Insurance Corporation (or Sinosure) will cover certain risks (the “Sinosure-CEXIM Credit Facility”), (iii) $124.9 million under our agreement with Hyundai Samho to finance up to 15% of the purchase price for vessels it is building (the “Hyundai Samho Vendor Financing”), and (iv) cash from operations, as well as with the proceeds from our 2010 equity transaction remaining available as cash and cash equivalents.  On October 26, 2011, we took delivery of CMA CGM Bianca, one of our eight newbuilding vessels  for which we funded the final installment using $67.8 million of borrowings under our Sinosure-CEXIM Credit Facility.

Under our existing multi-year charters as of September 30, 2011, we had contracted revenues of $127.6 million for the remainder of 2011, $578.6 million for 2012 and, thereafter, approximately $4.9 billion, of which amounts $3.6 million, $125.4 million and $1.7 billion, respectively, are associated with charters for our contracted newbuildings. Although these expected revenues are based on contracted charter rates, we are dependent on our charterers’ ability and willingness to meet their obligations under these charters.

We have 15,000,000 outstanding warrants, which will expire on January 31, 2019, with an exercise price of $7.00 per share. We will not receive any cash upon exercise of the warrants as the warrants are only exercisable on a cashless basis. We have also registered 8,044,176 warrants (following the request of certain banks) and the underlying shares of common stock for resale under the Securities Act.

As of September 30, 2011, we had cash and cash equivalents of $64.3 million. As of September 30, 2011, we had approximately $546.5 million undrawn under our credit facilities. As of September 30, 2011, we had $65.1 million of vendor financing outstanding, of which $3.6 million was payable within the next twelve months and $2,845.1 million of outstanding indebtedness, of which $28.4 million was payable within the next twelve months. Under the Bank Agreement, no principal payments are scheduled to be due before March 31, 2013. After that time, however, we are required under the Bank Agreement to apply a substantial portion of our cash from operations to the repayment of principal under our financing arrangements. Under the Bank Agreement, we are subject to limits on our ability to incur additional indebtedness without our lenders’ consent and requirements for the application of proceeds from any future vessel sales or financings, including sales of equity, as well as other transactions. See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended

December 31, 2010 filed with the Securities and Exchange Commission on April 8, 2011, as well as Note 10, Long-term Debt, to our condensed consolidated financial statements (unaudited) included elsewhere herein.

As of September 30, 2011, we were in compliance with the financial and collateral coverage covenants under our debt arrangements.  We believe that continued future compliance with the terms of these agreements will allow us to fund the remaining installment payments under our newbuilding contracts and satisfy our other liquidity needs. For additional details regarding the Bank Agreement, New Credit Facilities with existing lenders, Sinosure-CEXIM Credit Facility and Hyundai Samho Vendor Financing, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on April 8, 2011, as well as Note 10, Long-term Debt, to our condensed consolidated financial statements (unaudited) included elsewhere herein.

Our board of directors determined in 2009 to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry and in order to conserve cash to be applied toward the financing of our extensive newbuilding program.  Under the Bank Agreement and the Sinosure-CEXIM credit facility, we are not permitted to pay cash dividends or repurchase shares of our capital stock unless (i) our consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of our vessels to our outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of any covenant.

Cash Flows

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities decreased by $33.7 million, to $31.1 million provided by operating activities in the nine months ended September 30, 2011 compared to $64.8 million provided by operating activities in the nine months ended September 30, 2010. The decrease was primarily the result of increased financing cost of $38.5 million (including interest payments and realized losses on our interest rate swaps), as well as increased payments for drydocking of $4.5 million, which was partially offset by a favorable change in the working capital position and increased cash from operations of $9.3 million in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010.

Net Cash Used in Investing Activities

Net cash flows used in investing activities decreased by $13.9 million, to $454.1 million in the nine months ended September 30, 2011 compared to $468.0 million in the nine months ended September 30, 2010. The difference mainly reflects installment payments for newbuildings, as well as interest capitalized and other related capital expenditures, of $454.1 million in the nine months ended September 30, 2011 compared to $469.8 million during the nine months ended September 30, 2010 and net proceeds from sale of vessels of nil in the nine months ended September 30, 2011 compared to $1.8 million in the nine months ended September 30, 2010.

Net Cash Provided by Financing Activities

Net cash flows provided by financing activities decreased by $312.4 million, to $257.4 million in the nine months ended September 30, 2011 compared to $569.8 million in the nine months ended September 30, 2010. The decrease is primarily due to the proceeds from equity issuance of $200.0 million in the nine months ended September 30, 2010, deferred fees paid to our lenders under the Bank Agreement of $30.2 million in the nine months ended September 30, 2011 (refer to our condensed consolidated financial statements Note 10, Long-term Debt, included elsewhere in this report) compared to $5.8 million in the nine months ended September 30, 2010, net proceeds from long-term debt of $284.8 million during the nine months ended September 30, 2011 compared to $190.9 million in the nine months ended September 30, 2010, as well as a decrease of restricted cash of $184.8 million in the nine months ended September 30, 2010 compared to $2.8 million in the nine months ended September 30, 2011.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the tables below for supplemental financial data and corresponding reconciliations to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income/(loss) before interest income and expense, taxes, depreciation and amortization. Adjusted EBITDA represents net income/(loss) before interest income and expense, taxes, depreciation, amortization of deferred drydocking and special survey costs and deferred finance costs (and write-offs), as well as amortization of deferred realized losses on cash flow interest rate swaps, impairment loss, gain/(loss) on sale of vessels, unrealized gain/(loss) on derivatives, realized gain/(loss) on derivatives, gain on contract termination and other one-time items in relation to the Company’s comprehensive financing plan contemplated by the Bank Agreement. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because they are used by certain investors to measure a company’s ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

EBITDA and Adjusted EBITDA Reconciliation to Net Income/(Loss)

	Nine Months ended September 30,	Nine Months ended September 30,
	2011	2010
	(In thousands)
Net income/(loss)	$4,379	$(93,452)
Depreciation	76,580	54,794
Amortization of deferred drydocking & special survey costs	4,648	6,192
Amortization of finance costs	6,594	1,001
Amortization of deferred realized losses on cash flow interest rate swaps	1,045	266
Finance costs accrued (under our Bank Agreement)	1,163	—
Interest income	(969)	(692)
Interest expense	39,166	30,162
EBITDA	$132,606	$(1,729)
Impairment loss	—	71,509
Gain on sale of vessel	—	(1,916)
Gain on contract termination	—	(12,600)
Comprehensive financing plan related fees	2,266	5,637
Stock based compensation	70	60
Non-cash changes in fair value of warrants	2,253	—
Unrealized and realized loss on derivatives	92,602	117,890
Adjusted EBITDA	$229,797	$178,851

EBITDA and Adjusted EBITDA Reconciliation to Net Cash (Used in)/Provided by Operating Activities

	Nine Months ended September 30,	Nine Months ended September 30,
	2011	2010
	(In thousands)
Net cash provided by operating activities	$31,138	$64,839
Net increase/(decrease) in current and non-current assets	15,774	10,445
Net (increase)/decrease in current and non-current liabilities	15,045	(11,266)
Net interest	38,197	29,470
Payments for dry-docking/special survey	7,008	2,552
Deferred finance costs written-off	—	(1,084)
Gain on sale of vessel	—	1,916
Stock based compensation	(70)	(60)
Impairment loss	—	(71,509)
Change in fair value of warrants	(2,253)	—
Unrealized gain/(loss) on derivatives	2,861	(56,865)
Realized loss on derivatives deferred in Other Comprehensive Loss	24,906	29,833
EBITDA	$132,606	$(1,729)
Impairment loss	—	71,509
Gain on sale of vessels	—	(1,916)
Gain on contract termination	—	(12,600)
Comprehensive Financing Plan related fees	2,266	5,637
Stock based compensation	70	60
Non-cash changes in fair value of warrants	2,253	—
Unrealized and realized loss on derivatives	92,602	117,890
Adjusted EBITDA	$229,797	$178,851

EBITDA increased by $134.3 million, to $132.6 million in the nine months ended September 30, 2011, from $(1.7) million in the nine months ended September 30, 2010. The increase is mainly attributable to increased operating revenues of $339.8 million in the nine months ended September 30, 2011 compared to $259.2 million in the nine months ended September 30, 2010, an impairment loss of $71.5 million recorded in the nine months ended September 30, 2010, reduced unrealized and realized loss on derivatives of $92.6 million in the nine months ended September 30, 2011 compared to $117.9 million in the nine months ended September 30, 2010, which were partially offset by increased operating expenses of $87.4 million in the nine months ended September 30, 2011 compared to $61.1 million in the nine months ended September 30, 2010, a gain on sale of vessel of $1.9 million recorded in the nine months ended September 30, 2010, as well as reduced other income/(expenses), which was a $2.0 million expense in the nine months ended September 30, 2011 compared to income of $12.7 million in the nine months ended September 30, 2010.

Adjusted EBITDA increased by $50.9 million, to $229.8 million in the nine months ended September 30, 2011, from $178.9 million in the nine months ended September 30, 2010. The increase is mainly attributed to increased operating revenues of $339.8 million in the nine months ended September 30, 2011 compared to $259.2 million in the nine months ended September 30, 2010, which was partially offset by increased operating expenses of $87.4 million in the nine months ended September 30, 2011 compared to $61.1 million in the nine months ended September 30, 2010 and increased voyage expenses of $7.9 million in the nine months ended September 30, 2011 compared to $4.8 million in the nine months ended September 30, 2010.

Credit Facilities

We, as borrower, and certain of our subsidiaries, as guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, which are described in Note 10 to our condensed consolidated financial statements (unaudited) included in this report. The following summarizes certain terms of our previously existing credit facilities, as amended, as well as the new credit facilities and vendor financing we have entered into in 2011:

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
Existing Credit Facilities
The Royal Bank of Scotland(2)	$23.5	$663.3

Mortgages for existing vessels and refund guarantees for newbuildings relating to the Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the APL Federal (ex Hyundai Federal), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the HN H1022A

Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$—	$664.3

The Elbe (ex Jiangsu Dragon), the Kalamata (ex California Dragon), the Komodo (ex Shenzhen Dragon), the Henry (ex CMA CGM Passiflore), the Hyundai Commodore (ex MOL Affinity), the APL Duke (ex Hyundai Duke), the CMA CGM Vanille, the Marathonas (ex MSC Marathon), the Messologi (ex Maersk Messologi), the Mytilini (ex Maersk Mytilini), the Hope (ex YM Yantian), the Honour (ex Al Rayyan), the SCI Pride (ex YM Milano), the Lotus (ex CMA CGM Lotus), the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter and Hanjin Montreal

Emporiki Bank of Greece S.A.	$—	$156.8	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$—	$180.0	The Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston
Credit Suisse	$—	$221.1	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Lloyds TSB—National Bank of Greece	$—	$253.2	The YM Colombo, the Taiwan Express (ex YM Seattle), the YM Vancouver and the YM Singapore
Deutsche Schiffsbank—Credit Suisse—Emporiki Bank	$—	$298.5	The ZIM Dalian, the Hanjin Santos and the YM Maturity, the Hanjin Constantza and CMA CGM Attila
HSH Nordbank	$—	$35.0	The Deva (ex Bunga Raya Tujuh) and the Derby D (ex Bunga Raya Tiga)
KEXIM	$—	$52.3	The CSCL Europe and the CSCL America
KEXIM-ABN Amro	$—	$90.6	The CSCL Pusan and the CSCL Le Havre
New Credit Facilities
Aegean Baltic-HSH Nordbank-Piraeus Bank(3)	$53.5	$70.3	HN S459, Hanjin Italy and CMA CGM Rabelais
RBS(2)	$53.5	$46.5	HN S458 and Hanjin Germany
ABN Amro Club Facility	$—	$37.1	Hanjin Greece
Club Facility	$75.5	$8.4	HNS456 and HN S457
Citi- Eurobank	$80.0	$—	HN S460
Sinosure-CEXIM	$135.6	$67.8	CMA CGM Tancredi, CMA CGM Bianca and Hull No. Z00004

Vendor Financing

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
Hyundai Samho Vendor	$124.9	$65.1	Second priority liens on Hulls No. S456, S457, S458, S459, S460, Hanjin Germany, Hanjin Italy and Hanjin Greece.

(1)	As of September 30, 2011.

(2)	This credit facility is also secured by a second priority lien on the Derby D (ex Bunga Raya Tiga), the CSCL America and the CSCL Le Havre.

(3)	This credit facility is also secured by second priority liens on the Maersk Deva (ex Bunga Raya Tujuh), the CSCL America and the CSCL Le Havre.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. Due to the changes to the amortization profiles and interest rates under our existing credit facilities pursuant to the terms of the Bank Agreement, our interest rate swap agreements are expected to have a greater degree of ineffectiveness as hedging instruments with the result that changes in the fair value of such ineffective portion of such swap arrangements would be recognized in our statement of income. See Note 11, Financial Instruments, to our condensed consolidated financial statements (unaudited) included in this report. We do not use financial instruments for trading or other speculative purposes.

We are currently in an over-hedged position under our cash flow interest rate swaps, which is due to deferred progress payments to shipyards, cancellation of three newbuildings in 2010, replacements of variable interest rate debt with a fixed interest rate vendor financing and equity proceeds from our private placement in 2010, all of which reduced initial forecasted variable interest rate debt and resulted in notional cash flow interest rate swaps being above our variable interest rate debt eligible for hedging. Realized losses attributable to the over-hedging position were $10.3 million and $30.2 million in the three and nine months ended September 30, 2011, respectively, compared to $7.2 million and $19.6 million in the three and nine months ended September 30, 2010, respectively. The over-hedged position described above will be gradually reduced and ultimately eliminated during the second half of 2012, following the delivery of all of our remaining newbuildings.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the nine months ended September 30, 2011 and 2010.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Capitalization

The table below sets forth our consolidated capitalization as of September 30, 2011:

•                           on an actual basis; and

•                           on an as adjusted basis to reflect in the period from October 1, 2011 to November 9, 2011 debt drawdown of $76.2 million.

Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between October 1, 2011 and November 9,

2011.  This table should be read in conjunction with our condensed consolidated financial statements (unaudited) and the notes thereto included in this report.

	As of September 30, 2011
	Actual	As Adjusted
	(US Dollars in thousands)
Debt:
Total debt(1)	$2,910,291	$2,986,481

Stockholders’ equity:
Preferred stock, par value $0.01, 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 109,008,799 shares issued and outstanding actual and as adjusted(2)	1,090	1,090
Additional paid-in capital	543,778	543,778
Accumulated other comprehensive loss	(488,670)	(488,670)
Retained earnings	342,602	342,602
Total stockholders’ equity	398,800	398,800
Total capitalization	$3,309,091	$3,385,281

(1)	Total debt (actual and as adjusted) includes $65.1 million of Vendor financing. All of our indebtedness is secured.

(2)

Does not include 15 million warrants issued to purchase shares of common stock, at an exercise price of $7.00 per share, which we agreed to issue to lenders participating in our comprehensive financing plan. The warrants, which will expire on January 31, 2019, are exercisable solely on a cashless exercise basis.

Recent Developments

On October 26, 2011, we took delivery of the newbuilding 8,530 TEU vessel, the CMA CGM Bianca. The vessel has been deployed on a 12-year time charter with one of the world’s major liner companies.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, charter counterparty performance,  ability to obtain financing and comply with covenants contained in our financing agreements, shipyard performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets as of September 30, 2011 (unaudited) and December 31, 2010	F-2

Condensed Consolidated Statements of Income for the Three and Nine Months Ended September 30, 2011 and 2010 (unaudited)	F-3

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2011 and 2010 (unaudited)	F-4

Notes to the Condensed Consolidated Financial Statements (unaudited)	F-5

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars, except share amounts)

		As of
	Notes	September 30, 2011	December 31, 2010
		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$64,267	$229,835
Restricted cash	3	96	2,907
Accounts receivable, net		5,797	4,112
Inventories		14,767	9,918
Prepaid expenses		132	1,424
Due from related parties		11,550	11,106
Other current assets		10,495	7,528
Total current assets		107,104	266,830

Fixed assets, net	4	3,026,697	2,273,483
Advances for vessels under construction	5	582,552	904,421
Deferred charges, net	6	103,667	24,692
Other non-current assets	11b,7	26,867	19,704
Total non-current assets		3,739,783	3,222,300
Total assets		$3,846,887	$3,489,130

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$13,124	$14,748
Accrued liabilities	8	41,273	70,702
Current portion of long-term debt	10	28,399	21,619
Current portion of vendor financing	10	3,619	—
Unearned revenue		12,263	9,681
Other current liabilities	9	132,138	129,747
Total current liabilities		230,816	246,497

LONG-TERM LIABILITIES
Long-term debt, net of current portion	10	2,822,192	2,543,907
Vendor financing, net of current portion	10	61,526	—
Unearned revenue, net of current portion		66	1,716
Other long-term liabilities	9,11a	333,487	304,598
Total long-term liabilities		3,217,271	2,850,221
Total liabilities		3,448,087	3,096,718

Commitments and Contingencies	12	—	—

STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and none issued as of September 30, 2011 and December 31, 2010)	13	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized. 109,008,799 issued and outstanding as of September 30, 2011. 108,611,555 issued and 108,610,921 outstanding as of December 31, 2010)	13	1,090	1,086
Additional paid-in capital		543,778	489,672
Treasury stock	13	—	(3)
Accumulated other comprehensive loss	11a,14	(488,670)	(436,566)
Retained earnings		342,602	338,223
Total stockholders’ equity		398,800	392,412
Total liabilities and stockholders’ equity		$3,846,887	$3,489,130

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2011	2010	2011	2010

OPERATING REVENUES		$126,004	$94,588	$339,757	$259,193

OPERATING EXPENSES
Voyage expenses		(3,641)	(1,522)	(7,915)	(4,829)
Vessel operating expenses		(31,521)	(24,745)	(87,448)	(61,050)
Depreciation	4	(28,139)	(20,989)	(76,580)	(54,794)
Impairment loss	17	—	—	—	(71,509)
Amortization of deferred drydocking and special survey costs	6	(1,367)	(2,741)	(4,648)	(6,192)
General and administration expenses		(4,701)	(5,294)	(14,046)	(16,393)
Gain on sale of vessel	16	—	—	—	1,916
Income From Operations		56,635	39,297	149,120	46,342

OTHER INCOME (EXPENSE)
Interest income		323	220	969	692
Interest expense		(14,355)	(11,613)	(39,166)	(30,162)
Other finance costs, net		(3,590)	(3,728)	(10,916)	(4,821)
Other income (expense), net		118	12,579	(1,981)	12,653
Unrealized and realized loss on derivatives	11	(39,964)	(35,778)	(93,647)	(118,156)
Total Other Income (Expenses), net		(57,468)	(38,320)	(144,741)	(139,794)

Net (Loss)/Income		$(833)	$977	$4,379	$(93,452)

EARNINGS/(LOSS) PER SHARE
Basic and diluted net (loss)/ income per share		$(0.01)	$0.01	$0.04	$(1.45)
Basic and diluted weighted average number of common shares	15	109,003	83,346	108,865	64,256

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Nine months ended September 30,
	2011	2010
Cash Flows from Operating Activities
Net income/(loss)	$4,379	$(93,452)

Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	76,580	54,794
Impairment loss	—	71,509
Amortization of deferred drydocking and special survey costs	4,648	6,192
Amortization of finance and other costs	6,594	1,001
Write-off of finance costs	—	1,084
Exit fee accrual	1,163	—
Stock based compensation	70	60
Payments for drydocking/special survey	(7,008)	(2,552)
Gain on sale of vessel	—	(1,916)
Change in fair value of warrants	2,253	—
Amortization of deferred realized losses on interest rate swaps	1,045	266
Unrealized (gain)/loss on derivatives	(2,861)	56,865
Realized losses on derivatives deferred in Other Comprehensive Loss	(24,906)	(29,833)

(Increase)/Decrease in
Accounts receivable	(1,685)	(487)
Inventories	(4,849)	(2,054)
Prepaid expenses	1,292	694
Due from related parties	(444)	346
Other assets, current and long-term	(10,088)	(8,944)

Increase/(Decrease) in
Accounts payable	(1,624)	1,372
Accrued liabilities	(14,584)	7,572
Unearned revenue, current and long term	932	1,775
Other liabilities, current and long-term	231	547
Net Cash provided by Operating Activities	31,138	64,839

Cash Flows from Investing Activities
Vessels under construction and vessels additions	(454,120)	(469,805)
Net proceeds from sale of vessels	—	1,764
Net Cash used in Investing Activities	(454,120)	(468,041)

Cash Flows from Financing Activities
Proceeds from long-term debt	327,597	395,819
Payments of long-term debt	(42,777)	(204,909)
Deferred finance costs	(30,217)	(5,824)
Proceeds from equity issuance	—	200,000
Treasury stock	—	(50)
Decrease in restricted cash	2,811	184,756
Net Cash provided by Financing Activities	257,414	569,792

Net (Decrease)/Increase in Cash and Cash Equivalents	(165,568)	166,590
Cash and Cash Equivalents at beginning of period	229,835	122,050
Cash and Cash Equivalents at end of period	$64,267	$288,640

Supplementary Cash Flow information
Non-cash capitalized interest in vessels under construction	$1,308	$8,136
Non-cash other predelivery expenses in vessels under construction	$531	$—
Deferred financing fees accrued (including warrants)	$56,497	$—
Progress payments of vessels under construction accrued	$—	$73,450
Progress payments of vessels under construction financed by Vendor	$65,145	$—

 The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1                 Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and its subsidiaries contain all adjustments necessary to present fairly, in all material respects, Danaos’ consolidated financial position as of September 30, 2011, the consolidated results of operations for the three and nine months ended September 30, 2011 and 2010 and the consolidated cash flows for the nine months ended September 30, 2011 and 2010. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2010. The results of operations for the three and nine months ended September 30, 2011, are not necessarily indicative of the results expected for the full year.

The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The Company also consolidates entities that are determined to be variable interest entities as defined in the authoritative guidance under U.S. GAAP. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1                 Basis of Presentation and General Information (continued)

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

The consolidated companies are referred to as “Danaos,” or “the Company.”

As of September 30, 2011, Danaos included the vessel owning (including vessels under contract and/or construction) companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Deleas Shipping Ltd.	July 29, 1987	Hanjin Montreal	1984	2,130
Seasenator Shipping Ltd.	June 11, 1996	M/V Honour	1989	3,908
Seacaravel Shipping Ltd.	June 11, 1996	Hope	1989	3,908
Appleton Navigation S.A.	May 12, 1998	Komodo	1991	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	California Dragon	1991	2,917
Lacey Navigation Inc.	March 5, 1998	Elbe	1991	2,917
Saratoga Trading S.A.	May 8, 1998	SCI Pride	1988	3,129
Tyron Enterprises S.A.	January 26, 1999	Henry	1986	3,039
Independence Navigation Inc.	October 9, 2002	Independence	1986	3,045
Victory Shipholding Inc.	October 9, 2002	Lotus	1988	3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	1992	4,651
Commodore Marine Inc.	April 14, 2003	Hyundai Commodore	1992	4,651
Containers Services Inc.	May 30, 2002	Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Oceanew Shipping Ltd.	January 14, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468
Federal Marine Inc.	February 14, 2006	Hyundai Federal	1994	4,651
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Boxcarrier (No. 6) Corp.	June 27, 2006	Marathonas	1991	4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Messologi	1991	4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Maersk Mytilini	1991	4,814
Auckland Marine Inc.	January 27, 2005	YM Colombo	2004	4,300
Seacarriers Services Inc.	June 28, 2005	Taiwan Express	2007	4,253
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere(1)	2009	6,500
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset(1)	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval(1)	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais(1)	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine(1)	2010	6,500

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
CellContainer (No. 1) Corp.	March 23, 2007	Hanjin Buenos Aires	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Hanjin Santos	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hanjin Versailles	2010	3,400
CellContainer (No. 4) Corp.	March 23, 2007	Hanjin Algeciras	2011	3,400
Cellcontainer (No. 6) Corp.	October 31, 2007	Hanjin Germany	2011	10,100
Cellcontainer (No. 7) Corp.	October 31, 2007	Hanjin Italy	2011	10,100
CellContainer (No. 5) Corp.	March 23, 2007	Hanjin Constantza	2011	3,400
Cellcontainer (No.8) Corp.	October 31, 2007	Hanjin Greece	2011	10,100
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530

Vessels under construction

Company	Date of Incorporation	Vessel Name	Year Built(2)	TEU
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca (3)	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	Hull No. Z00004	2011	8,530
Teucarrier (No. 5) Corp.	September 17, 2007	Hull No. H1022A	2012	8,530
Megacarrier (No. 1) Corp.	September 10, 2007	Hull No. S-456	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hull No. S-457	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hull No. S-458	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hull No. S-459	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hull No. S-460	2012	13,100

(1)	Vessel subject to charterer’s option to purchase vessel after first eight years of time charter term for $78.0 million.

(2)	Estimated completion year.

(3)	On October 26, 2011, the Company took delivery of the newbuilding 8,530 TEU vessel, the CMA CGM Bianca.

2      Recent Accounting Pronouncements

Fair Value

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The new guidance was effective in the first quarter of 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for the Company in the first quarter of 2011. The adoption of the new standard did not have a significant impact on the Company’s condensed consolidated financial statements.

Presentation of comprehensive income

In June 2011 the FASB issued a final standard requiring entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. The option to present items of other comprehensive income in the statement of changes in equity is eliminated. The new requirements are effective in fiscal years, including interim periods, beginning after December 15, 2011. Early adoption is permitted and full retrospective application is required. The Company does not expect the adoption of the new standard to have an impact on its condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3      Restricted Cash

Restricted cash is comprised of the following (in thousands):

	As of September 30, 2011	As of December 31, 2010
Retention	$96	$2,907

The Company is required to retain cash in a retention bank account as collateral for the upcoming scheduled debt payments of its KEXIM and KEXIM-ABN Amro credit facilities.

4                 Fixed assets, net

Fixed assets consist of vessels. Vessels’ cost, accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2010	$1,862,018	$(288,259)	$1,573,759
Additions	778,839	(77,045)	701,794
Disposals	(11,721)	9,651	(2,070)
As of December 31, 2010	$2,629,136	$(355,653)	$2,273,483
Additions	829,794	(76,580)	753,214
As of September 30, 2011	$3,458,930	$(432,233)	$3,026,697

i.                                          On January 26, 2011, the Company took delivery of the newbuilding 3,400 TEU vessel, the Hanjin Algeciras, for $55.9 million. The vessel has been deployed on a 10-year time charter with one of the world’s major liner companies.

ii.                                       On March 10, 2011, the Company took delivery of the newbuilding 10,100 TEU vessel, the Hanjin Germany, for $145.2 million. The vessel has been deployed on a 12-year time charter with one of the world’s major liner companies.

iii.                                    On April 6, 2011, the Company took delivery of the newbuilding 10,100 TEU vessel, the Hanjin Italy, for $145.2 million. The vessel has been deployed on a 12-year time charter with one of the world’s major liner companies.

iv.                                   On April 15, 2011, the Company took delivery of the newbuilding 3,400 TEU vessel, the Hanjin Constantza, for $55.9 million. The vessel has been deployed on a 10-year time charter with one of the world’s major liner companies.

v.                                      On May 4, 2011, the Company took delivery of the newbuilding 10,100 TEU vessel, the Hanjin Greece, for $145.2 million. The vessel has been deployed on a 12-year time charter with one of the world’s major liner companies.

vi.                                   On July 8, 2011, the Company took delivery of the newbuilding 8,530 TEU vessel, the CMA CGM Attila, for $113.0 million. The vessel has been deployed on a 12-year time charter with one of the world’s major liner companies.

vii.                                On August 22, 2011, the Company took delivery of the newbuilding 8,530 TEU vessel, the CMA CGM Tancredi, for $113.0 million. The vessel has been deployed on a 12-year time charter with one of the world’s major liner companies.

The contract price of newbuilding vessels, as discussed above, excludes any items capitalized during the construction period, such as interest expense and other predelivery expenses, which increase the total cost of each vessel recorded upon delivery under “Fixed Assets, net”.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4                 Fixed assets, net (continued)

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $340.0 million as of September 30, 2011 and $276.6 million as of December 31, 2010. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the five year average of the scrap steel value per ton. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

5                 Advances for Vessels under Construction

a)                                      Advances for vessels under construction were as follows (in thousands):

	As of September 30, 2011	As of December 31, 2010
Advance payments for vessels	$221,553	$354,113
Progress payments for vessels	315,374	484,141
Capitalized interest	45,625	66,167
Total	$582,552	$904,421

As of September 30, 2011, the Company had remitted the following installments:

The Company entered into two newbuilding contracts on March 2, 2007, with China Shipbuilding Trading Company, Limited for two 6,800 TEU containerships (the CMA CGM Bianca and the HN Z00004). The contract price of each vessel is $92.5 million. The Company has already paid $113.0 million, as of September 30, 2011, in relation to these contracts. On July 12, 2007, the Company agreed with China Shipbuilding Trading Company Limited for the upgrading of its earlier order for two 6,800 TEU containerships to two 8,530 TEU vessels. The contract price of each vessel is $113.0 million. These vessels will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited. The Company took delivery of the CMA CGM Bianca on October 26, 2011 and the other vessel is expected to be delivered to the Company in the fourth quarter of 2011. The Company has arranged to charter these containerships under 12-year charters with a major liner company upon delivery of each vessel.

On September 19, 2007, the Company extended its shipbuilding contract with China Shipbuilding Trading Company Limited, as described above, to include one more 8,530 TEU vessel (the HN H-1022A). The Company has already paid $94.0 million, as of September 30, 2011, in relation to this contract. This vessel is expected to be delivered to the Company in the first quarter of 2012. The Company has also arranged with a major liner company to charter the vessel for 12 years upon delivery.

The Company entered into newbuilding contracts on September 28, 2007, with Hyundai Samho Heavy Industries Co. Limited for five 13,100 TEU containerships (the HN S-456, the HN S-457, the HN S-458, the HN S-459 and the HN S-460). The contract price of each vessel is $166.9 million. The Company has already paid $316.5 million, as of September 30, 2011, in relation to these contracts. The vessels are expected to be delivered to the Company throughout the first half of 2012. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessel.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5                           Advances for Vessels under Construction (continued)

b)                                    Advances for vessels under construction and transfers to vessels’ cost as of September 30, 2011 and December 31, 2010, were as follows (in thousands):

As of January 1, 2010	$1,194,088
Additions	577,996
Impairment loss	(71,509)
Write-off of accrued progress payments and capitalized interest to shipyards of newbuildings cancelled	(15,396)
Transfer to vessels’ cost	(780,758)
As of December 31, 2010	$904,421
Additions	506,958
Transfer to vessels’ cost	(828,827)
As of September 30, 2011	$582,552

6                           Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and Other Costs	Total Deferred Charges
As of January 1, 2010	$9,406	$11,177	$20,583
Additions	3,122	10,926	14,048
Written off amounts	(89)	(1,084)	(1,173)
Amortization	(7,426)	(1,340)	(8,766)
As of December 31, 2010	$5,013	$19,679	$24,692
Additions	7,008	83,209	90,217
Amortization	(4,648)	(6,594)	(11,242)
As of September 30, 2011	$7,373	$96,294	$103,667

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years.  If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

On March 2, 2011, the Company committed to issue 15,000,000 warrants to its lenders under the Bank Agreement and the New Credit Facilities to purchase, solely on a cash-less exercise basis, shares of its common stock. On March 17, 2011, the Company issued 11,213,713 warrants at an initial exercise price of $6.00 per share, which exercise price was increased to $7.00 per share on March 29, 2011 upon the delivery of certain documents, as required by the Sinosure-CEXIM credit facility and related arrangement with Sinosure. On April 1, 2011 and May 23, 2011, the Company issued the remaining 3,711,417 and 74,870 warrants (out of the total of 15,000,000 warrants), respectively, at an exercise price of $7.00 per share. All warrants issued will expire on January 31, 2019. The Company will not receive any cash upon exercise of the warrants as the warrants are only exercisable on a cashless basis. The Company has also registered 8,044,176 warrants (following the request of certain banks) and underlying shares of common stock for resale under the Securities Act.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6                 Deferred Charges, net (continued)

The fair value of the warrants as of March 2, 2011 of $51.8 million (the date the Company entered into the warrant agreement) was estimated using the Binominal model and the assumptions used to calculate the fair value were the underlying stock price of $3.45, initial exercise price of $6.00 per share based on the warrant agreement, volatility of 72% based on historical data of the Company’s closing share price since its initial public offering, time to expiration based upon the contractual life, short-term (risk-free) interest rate based upon the treasury securities with a similar expected term and no dividends being paid. On March 29, 2011, the exercise price of the warrants was increased to $7.00 per share, in accordance with the warrant agreement, following the delivery of certain documents, as required by the Sinosure-CEXIM credit facility and related arrangement with Sinosure.

The warrants were considered a liability instrument from March 2, 2011 up to the date the exercise price was fixed to $7.00 per share and were marked to market. On March 29, 2011, the warrants were reclassified from liability to equity since the exercise price was fixed and the warrants met all conditions for classification as equity. Therefore, assuming no changes to the existing warrant agreement, any future changes in the fair value of the warrants subsequent to the amendment date of the exercise price will not be recognized in the financial statements so long as the warrant continues to meet equity classification criteria in future periods. The warrants were considered non-cash fees paid to the Company’s lenders and are deferred and will be amortized over the life of the respective facilities in accordance with the interest method.

The fair value of the warrants on the amendment date March 29, 2011 was $54.1 million compared to $51.8 million as of March 2, 2011. The $2.3 million loss arising from the change in the fair value of the warrants from March 2, 2011 to March 29, 2011 has been recorded in the condensed Statement of Income under “Other finance costs”.

7                 Other Non-current Assets

Other non-current assets consisted of the following (in thousands):

	As of September 30, 2011	As of December 31, 2010
Fair value of swaps	$4,507	$4,465
Other non-current assets	22,360	15,239
Total	$26,867	$19,704

On October 30, 2009, the Company agreed with one of its charterers, Zim Integrated Shipping Services Ltd. (“ZIM”), to revisions to charterparties for six of its vessels in operation, which keep the original charter terms in place, reducing the cash settlement of each charter hire by 17.5% which becomes a subsequent payment. Each subsequent payment, which accumulates in any financial quarter, is satisfied by callable exchange notes (the “CENs”). CENs will be issued by ZIM once per financial quarter at a face value equal to the aggregate amount of such subsequent payments from that financial quarter plus an interest of 6% per annum (being an amount calculated as if each such subsequent payment had accrued interest at the rate of 6% per annum from the date when it would have been due under the original charter party until the relevant issue date for the CENs).

Unless previously converted at the holder’s option into ZIM’s common stock (only upon ZIM becoming a publicly listed company) or redeemed partially prior to or in full in cash, on July 1, 2016, ZIM will redeem the CENs at their remaining nominal amount together with the 6% interest accrued up to that date in cash only.

In this respect, the Company recorded a note receivable from ZIM in “Other non-current assets” of $21.0 million and $13.7 million as of September 30, 2011 and December 31, 2010, respectively.

In respect of the fair value of swaps, refer to Note 11b, Financial Instruments — Fair Value Interest Rate Swap Hedges.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8                 Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of September 30, 2011	As of December 31, 2010
Accrued payroll	$1,360	$1,029
Accrued interest	9,240	16,863
Accrued expenses	30,673	52,810
Total	$41,273	$70,702

The Company recorded accrued interest of $15.8 million as of December 31, 2010 in relation to the margin increase of its $700.0 million senior credit facility with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank in accordance with the Bank Agreement (refer to Note 10, Long-Term Debt), which was cash settled in March 2011.

Accrued expenses mainly consisted of accrued realized losses on cash flow interest rate swaps of $19.1 million and $19.5 million as of September 30, 2011 and December 31, 2010, respectively, as well as accrued interest to shipyards in relation to deferred payment of certain progress payments, which will be paid on delivery of the respective vessels of $3.9 million and $7.1 million as of September 30, 2011 and December 31, 2010, respectively. In addition, debt restructuring fees accrued of $17.7 million as of December 31, 2010 were paid to lenders during the first months of 2011.

9                 Other Current and Long-term Liabilities

Other current liabilities consisted of the following (in thousands):

	As of September 30, 2011	As of December 31, 2010
Fair value of swaps	$132,138	$129,747

Other long-term liabilities consisted of the following (in thousands):

	As of September 30, 2011	As of December 31, 2010
Fair value of swaps	$326,113	$302,161
Other long-term liabilities	7,374	2,437
Total	$333,487	$304,598

Other long-term liabilities mainly consist of $4.7 million of deferred fees accrued in relation to the Bank Agreement (refer to Note 10, Long-Term Debt), which will be cash settled in December 31, 2014 and were recorded at amortized cost.

In respect of the fair value of swaps, refer to Note 11a, Financial Instruments — Cash Flow Interest Rate Swap Hedges.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10          Long-Term Debt

Long-term debt as of September 30, 2011, consisted of the following (in thousands):

Lender	As of September 30, 2011	Current portion	Long-term portion	As of December 31, 2010	Current portion	Long-term portion
The Royal Bank of Scotland	$663,300	$—	$663,300	$611,812	$—	$611,812
HSH Nordbank	35,000	—	35,000	35,000	—	35,000
The Export-Import Bank of Korea (“KEXIM”)	52,272	10,369	41,903	60,048	10,369	49,679
The Export-Import Bank of Korea & ABN Amro	90,609	11,250	79,359	101,859	11,250	90,609
Deutsche Bank	180,000	—	180,000	180,000	—	180,000
Emporiki Bank of Greece	156,800	—	156,800	156,800	—	156,800
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank	664,325	—	664,325	688,075	—	688,075
Credit Suisse	221,100	—	221,100	221,100	—	221,100
ABN Amro-Lloyds TSB-National Bank of Greece	253,200	—	253,200	253,200	—	253,200
Deutsche Schiffsbank-Credit Suisse-Emporiki Bank of Greece	298,500	—	298,500	252,432	—	252,432
The Royal Bank of Scotland (New Money)	46,500	—	46,500	—	—	—
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank (New Money)	70,250	—	70,250	—	—	—
ABN Amro-Lloyds TSB-National Bank of Greece (New Money)	37,100	—	37,100	—	—	—
Sinosure CEXIM Credit Facility	67,800	6,780	61,020	—	—	—
Club Facility (New Money)	8,390	—	8,390	—	—	—
Comprehensive Financing Plan exit fee accrued	1,163	—	1,163	—	—	—
Fair value hedged debt	4,282	—	4,282	5,200	—	5,200
Total long-term debt	$2,850,591	$28,399	$2,822,192	$2,565,526	$21,619	$2,543,907
Hyundai Samho Vendor Financing	$65,145	$3,619	$61,526	—	—	—

All loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

Maturities of long-term debt for the next five years and thereafter subsequent to September 30, 2011, are as follows (in thousands):

Payment due by period	Fixed principal repayments	Variable principal payments	Total principal payments
September 30, 2012	$28,399	$—	$28,399
September 30, 2013	85,849	26,258	112,107
September 30, 2014	104,360	36,981	141,341
September 30, 2015	115,965	71,253	187,218
September 30, 2016	99,504	118,123	217,627
September 30, 2017 and thereafter	382,615	1,775,839	2,158,454
Total long-term debt	$816,692	$2,028,454	$2,845,146

The maturities of long-term debt for the twelve month periods subsequent to September 30, 2011 are based on the terms of the Bank Agreement, under which the Company is not required to repay any outstanding principal amounts under its existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, until after May 15, 2013; thereafter until December 31, 2018 it will be required to make quarterly principal payments in fixed amounts. In addition, the Company is required to make an additional payment in such amount that, together with the fixed principal payment, equals a certain percentage of its Actual Free Cash Flow (as defined below) for such quarter. The table above includes both the fixed payments for which the Company has a

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

contractual obligation, as well as the Company’s estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

Maturities of Hyundai Samho vendor financing for the next periods subsequent to September 30, 2011, are as follows (in thousands):

Payment due by period
September 30, 2012	$3,619
September 30, 2013	21,715
September 30, 2014	21,715
September 30, 2015	18,096
Total vendor financing	$65,145

Bank Agreement

On January 24, 2011, the Company entered into a definitive agreement, which is referred to as the Bank Agreement, that superseded, amended and supplemented the terms of each of the Company’s then-existing credit facilities (other than its credit facilities with KEXIM and KEXIM-ABN Amro which are not covered thereby), and provides for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages and approximately $425 million of new debt financing, including $23.75 million under a bridge facility, which had already been advanced to the Company following the delivery of the CMA CGM Rabelais on July 2, 2010, and was transferred to one of the New Credit Facilities. Subject to the terms of the Bank Agreement and the intercreditor agreement (the “Intercreditor Agreement”), which the Company entered into with each of the lenders participating under the Bank Agreement to govern the relationships between the lenders thereunder, under the New Credit Facilities (as described and defined below) and under the Hyundai Samho Vendor Financing described below, the lenders participating thereunder agreed to continue to provide the Company’s then-existing credit facilities (with any revolving loans converted to term loans) and waived any existing covenant breaches or defaults under its existing credit facilities as of December 31, 2010 and amends the covenants under the existing credit facilities in accordance with the terms of the Bank Agreement. All conditions to the effectiveness of the Bank Agreement have been satisfied, including definitive documentation for the Hyundai Samho Vendor Financing entered into September 27, 2010, documentation evidencing the cancellation of three newbuilding agreements entered into in May 2010, entry into the Sinosure- CEXIM Credit Facility on February 21, 2011 and the receipt of $200 million in net proceeds from equity issuances, which occurred in August 2010, including an investment by the Company’s Chief Executive Officer.

Interest

Under the terms of the Bank Agreement, borrowings under each of the Company’s existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, will bear interest at an annual rate of LIBOR plus a margin of 1.85%.

Principal Payments

Under the terms of the Bank Agreement, the Company is not required to repay any outstanding principal amounts under its existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, until after March 31, 2013; thereafter it will be required to make quarterly principal payments in fixed amounts, in relation to the Company’s total debt commitments from the Company’s lenders under the Bank Agreement and New Credit Facilities, as specified in the table below:

	February 15,	May 15,	August 15,	November 15,	December 31,	Total
2013	—	19,481,395	21,167,103	21,482,169	—	62,130,667
2014	22,722,970	21,942,530	22,490,232	24,654,040	—	91,809,772
2015	26,736,647	27,021,750	25,541,180	34,059,102	—	113,358,679
2016	30,972,971	36,278,082	32,275,598	43,852,513	—	143,379,164
2017	44,938,592	36,690,791	35,338,304	31,872,109	—	148,839,796
2018	34,152,011	37,585,306	44,398,658	45,333,618	65,969,274	227,438,867
Total						786,956,945

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company may elect to make the scheduled payments shown in the above table three months earlier.

Furthermore, an additional variable payment in such amount that, together with the fixed principal payment (as disclosed above), equals 92.5% of Actual Free Cash Flow for such quarter until the earlier of (x) the date on which the consolidated net leverage is below 6:1 and (y) May 15, 2015; and thereafter through maturity, which will be December 31, 2018 for each covered credit facility, it will be required to make fixed quarterly principal payments in fixed amounts as specified in the Bank Agreement and described above plus an additional payment in such amount that, together with the fixed principal payment, equals 89.5% of Actual Free Cash Flow for such quarter. In addition, any additional amounts of cash and cash equivalents, but during the final principal payment period described above only such additional amounts in excess of the greater of (1) $50 million of accumulated unrestricted cash and cash equivalents and (2) 2% of the Company’s consolidated debt, would be applied first to the prepayment of the new credit facilities and after the new credit facilities are repaid, to the existing credit facilities. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

Under the Bank Agreement, “Actual Free Cash Flow” with respect to each credit facility covered thereby would be equal to revenue from the vessels collateralizing such facility, less the sum of (a) interest expense under such credit facility, (b) pro-rata portion of payments under its interest rate swap arrangements, (c) interest expense and scheduled amortization under the Hyundai Samho Vendor Financing and (d) per vessel operating expenses and pro rata per vessel allocation of general and administrative expenses (which are not permitted to exceed the relevant budget by more than 20%), plus (e) the pro-rata share of operating cash flow of any Applicable Second Lien Vessel (which will mean, with respect to an existing facility, a vessel with respect to which the participating lenders under such facility have a second lien security interest and the first lien credit facility has been repaid in full).

Covenants and Events of Defaults

Under the terms of the existing facilities, before the Bank Agreement was entered into on January 24, 2011, the Company was in breach of various covenants in its credit facilities as of December 31, 2010, for which it had not obtained waivers. In addition, although the Company was in compliance with the covenants in its credit facilities with KEXIM and KEXIM-ABN Amro, under the cross default provisions of its credit facilities the lenders could require immediate repayment of the related outstanding debt. On January 24, 2011, the Company entered into the Bank Agreement that supersedes, amends and supplements the terms of each of its existing credit facilities (other than its credit facilities with KEXIM and KEXIM ABN Amro) and provides for, among other things, revised financial covenants and waives all covenant breaches or defaults under its existing credit facilities as of December 31, 2010, as well as amends future covenant levels under such existing credit facilities as described below, with which the Company was in compliance as of September 30, 2011 and, based on currently prevailing containership charter rates and vessel values, expects to be in compliance for the next 12 month period from the date of these condensed consolidated financial statements.

Under the Bank Agreement, the financial covenants under each of the Company’s existing credit facilities (other than under the KEXIM-ABN Amro credit facility which is not covered thereby, but which has been aligned with those covenants below through June 30, 2012 under the supplemental letter signed on August 12, 2010 and the KEXIM credit facility, which contains only a collateral coverage covenant of 130%), have been reset to require the Company to:

•                                          maintain a ratio of (i) the market value of all of the vessels in the Company’s fleet, on a charter-inclusive basis, plus the net realizable value of any additional collateral, to (ii) the Company’s consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018;

•                                          maintain a minimum ratio of (i) the market value of the nine vessels (Hull Nos. S456, S457, S458, S459, S460, Hanjin Germany, Hanjin Italy, Hanjin Greece and CMA CGM Rabelais) collateralizing the New Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) the Company’s aggregate debt outstanding under the New Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

•                                          maintain minimum free consolidated unrestricted cash and cash equivalents, less the amount of the aggregate variable principal amortization amounts, described above, of $30.0 million at the end of each calendar quarter, other than during 2012 when the Company will be required to maintain a minimum amount of $20.0 million;

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•                                          ensure that the Company’s (i) consolidated total debt less unrestricted cash and cash equivalents to (ii) consolidated EBITDA (defined as net income before interest, gains or losses under any hedging arrangements, tax, depreciation, amortization and any other non-cash item, capital gains or losses realized from the sale of any vessel, finance charges and capital losses on vessel cancellations and before any non-recurring items and excluding any accrued interest due to us but not received on or before the end of the relevant period; provided that non-recurring items excluded from this calculation shall not exceed 5% of EBITDA calculated in this manner) for the last twelve months does not exceed a maximum ratio gradually decreasing from 12:1 on December 31, 2010 to 4.75:1 on September 30, 2018;

•                                          ensure that the ratio of the Company’s (i) consolidated EBITDA for the last twelve months to (ii) net interest expense (defined as interest expense (excluding capitalized interest), less interest income, less realized gains on interest rate swaps (excluding capitalized gains) and plus realized losses on interest rate swaps (excluding capitalized losses)) exceeds a minimum level of 1.50:1 through September 30, 2013 and thereafter gradually increasing to 2.80:1 by September 30, 2018; and

•                                          maintain a consolidated market value adjusted net worth (defined as the amount by which the Company’s total consolidated assets adjusted for the market value of the Company’s vessels in the water less cash and cash equivalents in excess of the Company’s debt service requirements exceeds the Company’s total consolidated liabilities after excluding the net asset or liability relating to the fair value of derivatives as reflected in the Company’s financial statements for the relevant period) of at least $400 million.

For the purpose of these covenants, the market value of the Company’s vessels will be calculated, except as otherwise indicated above, on a charter-inclusive basis (using the present value of the “bareboat-equivalent” time charter income from such charter) so long as a vessel’s charter has a remaining duration at the time of valuation of more than 12 months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of such a vessel at the age such vessel would be at the expiration of the existing time charter). The market value for newbuilding vessels, all of which currently have multi-year charters, would equal the lesser of such amount and the newbuilding vessel’s book value.

Under the terms of the Bank Agreement, the existing credit facilities also contain customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in its Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a change in, or breach of the management agreement by, the manager for the vessels securing the respective credit facilities and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the vessels securing the respective credit facilities.

Under the terms of the Bank Agreement, the Company generally will not be permitted to incur any further financial indebtedness or provide any new liens or security interests, unless such security is provided for the equal and ratable benefit of each of the lenders being a party to the Intercreditor Agreement, other than security arising by operation of law or in connection with the refinancing of outstanding indebtedness, with the consent, not to be unreasonably withheld, of all lenders with a lien on the security pledged against such outstanding indebtedness. In addition, the Company would not be permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for two consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant.

Collateral and Guarantees

Each of the Company’s existing credit facilities and swap arrangements, to the extent applicable, continue to be secured by their previous collateral on the same basis, and received, to the extent not previously provided, pledges of the shares of the Company’s subsidiaries owning the vessels collateralizing the applicable facilities, cross-guarantees from each subsidiary owning the vessels collateralizing such facilities, assignment of the refund guarantees in relation to any newbuildings funded by such facilities and other customary shipping industry collateral.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

New Credit Facilities (Aegean Baltic Bank—HSH Nordbank—Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citi-Eurobank)

On January 24, 2011, the Company entered into agreements for the following new term loan credit facilities (“New Credit Facilities”):

i.                                          a $123.8 million credit facility provided by Aegean Baltic Bank—HSH Nordbank—Piraeus Bank, which is secured by Hull No. S459, Hanjin Italy and CMA CGM Rabelais and customary shipping industry collateral related thereto (the $123.8 million amount includes principal commitment of $23.75 million under the Aegean Baltic Bank—HSH Nordbank—Piraeus Bank credit facility already drawn as of December 31, 2010, which was transferred to the new facility upon finalization of the agreement);

ii.                                       a $100.0 million credit facility provided by RBS, which is secured by Hull No. S458 and Hanjin Germany and customary shipping industry collateral related thereto;

iii.                                    a $37.1 million credit facility with ABN Amro and lenders participating under the Bank Agreement which is secured by Hanjin Greece and customary shipping industry collateral related thereto;

iv.                                   a $83.9 million new club credit facility to be provided, on a pro rata basis, by the other existing lenders participating under the Bank Agreement, which is secured by Hull No. S456 and Hull No. S457 and customary shipping industry collateral related thereto; and

v.                                      a $80 million credit facility with Citibank and Eurobank, which is secured by Hull No. S460 and customary shipping industry collateral related thereto ((i)-(v), collectively, the “New Credit Facilities”).

Interest

Borrowings under each of the New Credit Facilities above, which will be available for drawdown until the later of September 30, 2012 and delivery of the Company’s last contracted newbuilding vessel collateralizing such facility (so long as such delivery is no more than 240 days after the scheduled delivery date), will bear interest at an annual interest rate of LIBOR plus a margin of 1.85%, subject, on and after January 1, 2013, to increases in the applicable margin to: (i) 2.50% if the outstanding indebtedness thereunder exceeds $276 million, (ii) 3.00% if the outstanding indebtedness thereunder exceeds $326 million and (iii) 3.50% if the outstanding indebtedness thereunder exceeds $376 million.

Exit Fee

The Company will be required to pay an aggregate Exit Fee of $15.0 million payable on the common maturity date of the New Credit Facilities of December 31, 2018, or such earlier date when all of the New Credit Facilities are repaid in full, which will accrete in the Statement of Income over the life of the respective facilities (with the effective interest method) and is reported under “Long-term debt” in the condensed consolidated Balance Sheet. As of September 30, 2011, the Company has recognized an amount of $1.2 million.

The Company is required to pay an additional $10.0 million if it does not repay at least $150.0 million in the aggregate under the New Credit Facilities with equity proceeds by December 31, 2014.

Principal Payments

Under the Bank Agreement, the Company is not required to repay any outstanding principal amounts under its New Credit Facilities until after March 31, 2013 and thereafter it will be required to make quarterly principal payments in fixed amounts as specified in the Bank Agreement plus an additional quarterly variable amortization payment, all as described above under “—Bank Agreement—Principal Payments.”

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Covenants, Events of Default and Other Terms

The New Credit Facilities contain substantially the same financial and operating covenants, events of default, dividend restrictions and other terms and conditions as applicable to the Company’s existing credit facilities as revised under the Bank Agreement described above.

Collateral and Guarantees

The collateral described above relating to the newbuildings being financed by the respective credit facilities, will be (other than in respect of the CMA CGM Rabelais) subject to a limited participation by Hyundai Samho in any enforcement thereof until repayment of the related Hyundai Samho Vendor financing (described below) for such vessels. In addition lenders who participate in the new $83.9 million club credit facility described above received a lien on Hull No. S456 and Hull No. S457 as additional security in respect of the existing credit facilities the Company has with such lenders. The lenders under the other new credit facilities also received a lien on the respective vessels securing such new credit facilities as additional collateral in respect of its existing credit facilities and interest rate swap arrangements with such lenders and Citibank and Eurobank also received a second lien on Hull No. S460 as collateral in respect of its currently unsecured interest rate arrangements with them.

In addition, Aegean Baltic—HSH Nordbank—Piraeus Bank also received a second lien on the Maersk Deva (ex Bunya Raya Tujuh), the CSCL Europe and the CSCL Pusan as collateral in respect of all borrowings from Aegean Baltic—HSH Nordbank—Piraeus Bank and RBS also received a second lien on the Bunya Raya Tiga, CSCL America (ex MSC Baltic) and the CSCL Le Havre as collateral in respect of all borrrowings from RBS.

The Company’s obligations under the New Credit Facilities are guaranteed by its subsidiaries owning the vessels collateralizing the respective credit facilities. The Company’s Manager has also provided an undertaking to continue to provide the Company with management services and to subordinate its rights to the rights of its lenders, the security trustee and applicable hedge counterparties.

New Sinosure-CEXIM Credit Facility

On February 21, 2011, the Company entered into a bank syndicate agreement with Export-Import Bank of China (“CEXIM”), Citibank and ABN Amro for a senior secured credit facility (the “Sinosure-CEXIM Credit Facility”) of up to $203.4 million, in three tranches each in an amount equal to the lesser of $67.8 million and 60.0% of the contract price for the newbuilding vessels, CMA CGM Tancredi, Hull No. Z00003 and Hull No. Z00004, securing such tranche for post-delivery financing of these vessels. CEXIM will provide the majority of the loan amount and Citibank will act as an agent. The China Export & Credit Insurance Corporation, or Sinosure, will cover a number of political and commercial risks associated with each tranche of the credit facility.

Principal and Interest Payments

Borrowings under the Sinosure-CEXIM Credit Facility will bear interest at an annual interest rate of LIBOR plus a margin of 2.85% payable semi-annually in arrears. Upon entering into the credit facility, the Company became committed to pay a commitment fee of 1.14% on undrawn amounts and the Company has paid an arrangement fee of $4.0 million, as well as a flat fee of $8.8 million to Sinosure for its participation, which were deferred as of March 31, 2011 and will be amortized over the life of the facility using the effective interest method. The Company will be required to repay principal amounts drawn under each tranche of the Sinosure-CEXIM Credit Facility in consecutive semi-annual installments over a ten-year period commencing after the delivery of the respective newbuilding being financed by such amount through the final maturity date of the respective tranches and repay the respective tranche in full upon the loss of the respective newbuilding.

Covenants, Events of Default and Other Terms

The Sinosure-CEXIM Credit Facility will require the Company to:

•                                          maintain a ratio of total net debt (defined as total liabilities less cash and cash equivalents) to adjusted total consolidated assets (total consolidated assets with market value of vessels, including vessels under construction, replacing book value of vessels less cash and cash equivalents) of no more than 70%;

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•                                          maintain a minimum ratio of the market value of the vessel collateralizing a tranche of the facility to debt outstanding under such tranche of 125%;

•                                          maintain minimum free consolidated unrestricted cash and cash equivalents, through February 21, 2014, of $30.0 million, and the higher of $30.0 million and 2% of consolidated total debt thereafter;

•                                          ensure that the ratio of the Company’s (i) consolidated EBITDA (defined as net income before interest, gains or losses under any hedging arrangements, tax, depreciation, amortization and any other non-cash item, capital gains or losses realized from the sale of any vessel, financing payments, fees and commissions and capital losses on vessel cancellations and before any non-recurring items) for the last twelve months to (ii) interest expense (defined as the aggregate amount of interest, commission, fees and other finance charges (excluding capitalized interest)) exceeds 2.50:1; and

•                                          maintain a consolidated market value adjusted net worth (defined as the Company’s total consolidated assets adjusted for the market value of the Company’s vessels less the Company’s total consolidated liabilities) of at least $400 million.

For the purpose of these covenants, the market value of the Company’s vessels will be calculated, except as otherwise indicated above, on a charter-inclusive basis (using the present value of the “bareboat-equivalent” time charter income from such charter) so long as a vessel’s charter has a remaining duration at the time of valuation of more than six months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of such a vessel at the age such vessel would be at the expiration of the existing time charter). The market value for newbuilding vessels, all of which currently have multi-year charters, would equal such amount less the aggregate amount of any unpaid installments remaining for the construction of the applicable vessel.

The Sinosure-CEXIM credit facility also contains customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in its Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a change in, or breach of the management agreement by, the manager for the mortgaged vessels and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the mortgaged vessels.

The Company will not be permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant.

Collateral

The Sinosure-CEXIM Credit Facility will be secured by customary pre-delivery and post-delivery shipping industry collateral with respect to the newbuilding vessels, Hull No. Z00002, Hull No. Z00003 and Hull No. Z00004, securing the respective tranche.

Hyundai Samho Vendor Financing

On September 27, 2010, the Company entered into an agreement with Hyundai Samho Heavy Industries (“Hyundai Samho”) for a financing facility of $190.0 million in respect of eight of its newbuilding containerships being built by Hyundai Samho, Hull Nos. S456, S457, S458, S459, S460, Hanjin Germany, Hanjin Italy and Hanjin Greece, in the form of delayed payment of a portion of the final installment for each such newbuilding.

Borrowings under this facility will bear interest at a fixed interest rate of 8%. The Company will be required to repay principal amounts under this financing facility in seven consecutive semi-annual installments commencing one and a half years, in the case of three of the newbuilding vessels being financed, and one year, in the case of the other five newbuilding vessels, after the delivery of the respective newbuilding being financed. This financing facility does not require the Company to comply with financial covenants, but contains customary events of default, including those

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

relating to cross-defaults. This financing facility is secured by second priority collateral related to the newbuilding vessels being financed.

Credit Facilities and Vendor Financing Summary Table

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
Existing Credit Facilities
The Royal Bank of Scotland(2)	$23.5	$663.3

Mortgages for existing vessels and refund guarantees for newbuildings relating to the Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Hyundai Federal (ex APL Confidence), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the HN H1022A

Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$—	$664.3

The Elbe (ex Jiangsu Dragon ), the California Dragon (ex CMA CGM Kalamata), the Komodo (ex Shenzhen Dragon), the Henry (ex CMA CGM Passiflore), the Hyundai Commodore (ex MOL Affinity), the Hyundai Duke, the CMA CGM Vanille, the Marathonas (ex MSC Marathon), the Messologi (ex Maersk Messologi, the Maersk Mytilini, the Hope (ex YM Yantian), the Honour (ex Al Rayyan), the YM Milano, the CMA CGM Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter and Hanjin Montreal

Emporiki Bank of Greece S.A.	$—	$156.8	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$—	$180.0	The Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston
Credit Suisse	$—	$221.1	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Lloyds TSB—National Bank of Greece	$—	$253.2	The YM Colombo, the Taiwan Express (ex YM Seattle), the YM Vancouver and the YM Singapore
Deutsche Schiffsbank—Credit Suisse—Emporiki Bank	$—	$298.5	The ZIM Dalian, the Hanjin Santos and the YM Maturity, the Hanjin Constantza and assignment of refund guarantees and newbuilding contracts relating to the CMA CGM Attila
HSH Nordbank	$—	$35.0	The Deva (ex Bunga Raya Tujuh) and the Derby D (ex Bunga Raya Tiga)
KEXIM	$—	$52.3	The CSCL Europe and the CSCL America (ex MSC Baltic)
KEXIM-ABN Amro	$—	$90.6	The CSCL Pusan and the CSCL Le Havre
New Credit Facilities
Aegean Baltic-HSH Nordbank-Piraeus Bank(3)	$53.5	$70.3	HN S459, the Hanjin Italy and the CMA CGM Rabelais
RBS(2)	$53.5	$46.5	HN S458 and the Hanjin Germany

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
ABN Amro Club Facility	$—	$37.1	The Hanjin Greece
Club Facility	$75.5	$8.4	HNS456 and HN S457
Citi- Eurobank	$80.0	$—	HN S460
Sinosure-CEXIM	$135.6	$67.8	CMA CGM Tancredi, Hull No. Z00003 and Hull No. Z00004

Vendor Financing
Hyundai Samho	$124.9	$65.1	Second priority liens on Hulls No. S456, S457, S458, S459, S460, the Hanjin Germany, the Hanjin Italy and the Hanjin Greece.

(1)                                  As of September 30, 2011.

(2)                                  This credit facility is also secured by a second priority lien on the Derby D (ex Bunga Raya Tiga), the CSCL America (ex MSC Baltic) and the CSCL Le Havre.

(3)                                  This credit facility is also secured by second priority liens on the Maersk Deva (ex Bunga Raya Tujuh), the CSCL America (ex MSC Baltic) and the CSCL Le Havre.

As of September 30, 2011, the Company was in compliance with the covenants under its Bank Agreement and its other credit facilities. In addition, under the prevailing market conditions and vessel values, the Company expects to be in compliance for the next twelve month period from the date of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11          Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable and derivatives.

Derivative Financial Instruments:  The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s consolidated financial statements.

Interest Rate Risk:  Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas. The Company’s maximum exposure to credit risk is mainly limited to the carrying value of its derivative instruments. The Company is not a party to master netting arrangements.

Fair Value:  The carrying amounts reflected in the accompanying condensed consolidated balance sheets of financial assets and liabilities excluding long-term bank loans approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements equals the amount that would be paid by the Company to cancel the swaps.

Interest Rate Swaps:  The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter-parties, the Company does not believe it is necessary to obtain collateral arrangements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11          Financial Instruments (continued)

a.  Cash Flow Interest Rate Swap Hedges

The Company, according to its long-term strategic plan to maintain relative stability in its interest rate exposure, has decided to swap part of its interest expenses from floating to fixed. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders’ equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. If the forecasted transaction does not occur, the ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

The interest rate swap agreements converting floating interest rate exposure into fixed were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value September 30, 2011	Fair Value December 31, 2010
Interest rate swaps designated as hedging instruments
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(29,432)	$(27,093)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	$(21,406)	$(22,955)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855% p.a.	USD LIBOR 3M BBA	$(9,340)	$(10,659)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875% p.a.	USD LIBOR 3M BBA	$(9,384)	$(10,717)
RBS	12/01/2006	11/28/2008	11/28/2013	$100,000	4.78% p.a.	USD LIBOR 3M BBA	$(9,176)	$(10,440)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	$(52,453)	$(49,423)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	$(30,389)	$(27,784)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	$(30,825)	$(28,258)
RBS	09/13/2007	10/31/2007	10/31/2012	$500,000	4.745% p.a.	USD LIBOR 3M BBA	$(23,244)	$(37,425)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	$(25,396)	$(25,012)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	$(17,014)	$(14,270)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	$(16,837)	$(14,503)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	$(31,780)	$(26,125)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	$(32,924)	$(31,885)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	$(42,071)	$(35,944)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	$(16,517)	$(13,857)
CITI	01/8/2008	1/10/2008	1/10/2011	$300,000	3.57% p.a.	USD LIBOR 3M BBA	$—	$(273)
Total fair value							$(398,188)	$(386,623)
Interest rate swaps not designated as hedging instruments
CITI*	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	$(31,624)	$(24,118)
Eurobank*	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	$(28,439)	$(21,167)
Total fair value							$(60,063)	$(45,285)

*          Ceased to qualify for hedge accounting.

The Company recorded hedge ineffectiveness of $16.9 million gain and unrealized loss of $14.8 million in relation to fair value changes of two interest rate swaps not designated as hedging instruments, for the nine months ended September 30, 2011 ($4.5 million gain and $9.0 million loss for the three months ended September 30, 2011, respectively), which were all recorded in the condensed consolidated statement of income, as well as an amount of $0.2 million of unrealized loss reclassified from the “Accumulated other comprehensive loss” to the condensed statement of income. The total fair value change of the interest rate swaps for the period January 1, 2011 to September 30, 2011, amounted to $26.3 million.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11                                  Financial Instruments (continued)

The variable-rate interest on certain borrowings is associated with vessels under construction and is capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated comprehensive income/(loss) related to realized gain or losses on cash flow hedges that have been entered into, in order to hedge the variability of that interest, are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. Realized losses on cash flow hedges of $24.9 million and $29.8 million were recorded in other comprehensive loss for the nine months ended September 30, 2011 and 2010, respectively, as well as $7.0 million and $8.0 million for the three months ended September 30, 2011 and 2010, respectively, and an amount of $1.1 million and $0.3 million was reclassified into earnings for the nine months ended September 30, 2011 and 2010, respectively, as well as $0.5 million and $0.2 million for the three months ended September 30, 2011 and 2010, respectively, representing its amortization over the depreciable life of the vessels.

	Three months ended September 30,	Three months ended September 30,
	2011	2010
	(in millions)
Unrealized gains/(losses)	$(4.5)	$(12.6)
Total realized losses	(42.8)	(32.0)
Realized losses deferred in Other Comprehensive Loss	7.0	8.0
Realized losses expensed in Statement of Income	(35.8)	(24.0)
Amortization of deferred realized losses	(0.5)	(0.2)
Unrealized and realized loss on derivatives	$(40.8)	$(36.8)

	Nine months ended September 30,	Nine months ended September 30,
	2011	2010
	(in millions)
Unrealized gains/(losses)	$1.9	$(53.7)
Total realized losses	(122.0)	(92.8)
Realized losses deferred in Other Comprehensive Loss	24.9	29.8
Realized losses expensed in Statement of Income	(97.1)	(63.0)
Amortization of deferred realized losses	(1.1)	(0.3)
Impairment of deferred realized losses	—	(4.2)
Unrealized and realized loss on derivatives	$(96.3)	$(121.2)

The Company is currently in an over-hedged position under its cash flow interest rate swaps, which is due to deferred progress payments to shipyards, cancellation of three newbuildings in 2010, replacements of variable interest rate debt with a fixed interest rate seller’s financing and equity proceeds from the Company’s private placement in 2010, all of which reduced initial forecasted variable interest rate debt and resulted in notional cash flow interest rate swaps being above the variable interest rate debt eligible for hedging. Realized losses attributable to the over-hedging position were $10.3 million and $30.2 million for the three and nine months ended September 30, 2011, respectively and were $7.2 million and $19.6 million for the three and nine months ended September 30, 2010, respectively. The over-hedged position described above will be gradually reduced and ultimately eliminated during the second half of 2012, following the delivery of all remaining newbuildings.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11          Financial Instruments (continued)

b.               Fair Value Interest Rate Swap Hedges

These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting the Company’s fixed rate loan facilities to floating rate debt. Pursuant to the adoption of the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. The Company considers its strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevents earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis, on the financial statement and earnings reporting dates.

The interest rate swap agreements converting fixed interest rate exposure into floating were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value September 30, 2011	Fair Value December 31, 2010
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$2,186	$2,190
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	$2,321	$2,275
Total fair value							$4,507	$4,465

The total fair value change of the interest rate swaps for the period from January 1, 2011 until September 30, 2011, amounted to $0.04 million gain, and is included in the Statement of Income in “Unrealized and realized loss on derivatives”. The related asset of $4.5 million is shown under “Other non-current assets” in the condensed consolidated balance sheet. The total fair value change of the underlying hedged debt for the period from January 1, 2011 until September 30, 2011, was $0.9 million gain. The net ineffectiveness for the nine months ended September 30, 2011, amounted to $1.0 million gain and is shown in the Statement of Income in “Unrealized and realized loss on derivatives”.

	Three months ended September 30,	Three months ended September 30,
	2011	2010
	(in millions)
Unrealized gains/(losses) on swap asset	$0.4	$0.7
Unrealized gains/(losses) on fair value of hedged debt	(0.3)	(0.6)
Amortization fair value of hedged debt	0.2	0.3
Realized gains	0.5	0.6
Unrealized and realized gain on derivatives	$0.8	$1.0

	Nine months ended September 30,	Nine months ended September 30,
	2011	2010
	(in millions)
Unrealized gains/(losses) on swap asset	$0.1	$2.0
Unrealized gains/(losses) on fair value of hedged debt	0.3	(1.6)
Amortization fair value of hedged debt	0.6	0.7
Realized gains	1.7	1.9
Unrealized and realized gain on derivatives	$2.7	$3.0

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11          Financial Instruments (continued)

Fair Value of Financial Instruments

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Fair Value Measurements as of September 30, 2011
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$4,507	$—	$4,507	$—

Liabilities
Interest rate swap contracts	$458,251	$—	$458,251	$—

	Fair Value Measurements as of December 31, 2010
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$4,465	$—	$4,465	$—
Liabilities
Interest rate swap contracts	$431,908	$—	$431,908	$—

Interest rate swap contracts are measured at fair value on a recurring basis. Fair value is determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Such instruments are typically classified within Level 2 of the fair value hierarchy. The fair values of the interest rate swap contracts have been calculated by discounting the projected future cash flows of both the fixed rate and variable rate interest payments. Projected interest payments are calculated using the appropriate prevailing market forward rates and are discounted using the zero-coupon curve derived from the swap yield curve. Refer to Note 11(a)-(b) above for further information on the Company’s interest rate swap contracts.

The Company is exposed to credit-related losses in the event of nonperformance of its counterparties in relation to these financial instruments. As of September 30, 2011, these financial instruments are in the counterparties’ favor.  The Company has considered its risk of non-performance and that of its counterparties in accordance with fair value accounting. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

The estimated fair values of the Company’s financial instruments are as follows:

	As of September 30, 2011		As of December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$64,267	$64,267	$229,835	$229,835
Restricted cash	$96	$96	$2,907	$2,907
Accounts receivable, net	$5,797	$5,797	$4,112	$4,112
Notes receivable from ZIM	$21,015,949	$21,408,732	$13,730,154	$13,710,647
Accounts payable	$13,124	$13,124	$14,748	$14,748
Long-term debt, including current portion	$2,850,591	$2,850,591	$2,565,526	$2,565,526
Vendor financing, including current portion	$65,145	$65,043	$—	$—

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12          Commitments and Contingencies

Commitments

The Company had outstanding commitments of $654.5 million as of September 30, 2011 for the construction of container vessels as follows (in thousands):

Vessel	TEU	Contract Price	As of September 30, 2011
Hull Z00003	8,530	113,000	56,500
Hull Z00004	8,530	113,000	56,500
HN H 1022A	8,530	117,500	23,500
Hull S-456	13,100	166,916	83,458
Hull S-457	13,100	166,916	100,225
Hull S-458	13,100	166,916	100,225
Hull S-459	13,100	166,916	117,066
Hull S-460	13,100	166,916	117,066
	91,090	$1,178,080	$654,540

Contingencies

On November 22, 2010, a purported Company shareholder filed a derivative complaint in the High Court of the Republic of the Marshall Islands. The derivative complaint names as defendants seven of the eight members of the Company’s board of directors at the time the complaint was filed.  The derivative complaint challenges the amendments in 2009 and 2010 to the Company’s management agreement with Danaos Shipping and certain aspects of the sale of common stock in August 2010. The complaint includes counts for breach of fiduciary duty and unjust enrichment. On February 11, 2011, the Company filed a motion to dismiss the Complaint. Plaintiff’s opposition to the motion was filed on May 14, 2011, and the reply brief was filed by the Company on June 23, 2011. Oral argument on the motion to dismiss took place on October 26, 2011, but no ruling was issued at that time.  Although at this stage of the proceedings no estimate of a possible loss, if any, can be made, in the opinion of management the disposition of this lawsuit will not have a significant effect on the Company’s results of operations, financial position and cash flows.

Other than as described above, there are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business.

In the opinion of management, the disposition of the above described lawsuits will not have a significant effect on the Company’s results of operations, financial position and cash flows.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13          Stockholders’ Equity

On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 100,000 shares of common stock with a par value of $0.01 and 1,000 shares of preferred stock with a par value of $0.01. On September 18, 2006, the Company filed and Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01. On September 18, 2009, the Company filed and Marshall Islands accepted Articles of Amendment. Under the Articles of Amendment, the authorized capital stock of Danaos Corporation increased to 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. As of September 30, 2011, the shares issued and outstanding were 109,008,799.

Between March 28, 2011 and September 30, 2011, the Company issued 397,878 shares, of which 397,244 were newly issued shares and 634 were treasury shares, to the employees of the Manager and directors of the Company in respect of grants made in 2010 (as discussed below).

On August 6, 2010, the Company entered into agreements with several investors, including its largest stockholder, to sell to them 54,054,055 shares of its Common Stock for an aggregate purchase price of $200.0 million in cash. The shares were issued at $3.70 per share on August 12, 2010. The Company recorded $0.5 million in its Share Capital and $199.5 million in its Additional paid in capital. As of December 31, 2010, the shares issued were 108,611,555 and the shares outstanding (which excludes the Treasury stock held by the Company as discussed below) were 108,610,921.

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The Plan was effective as of December 31, 2008. Pursuant to the terms of the Plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. During 2010, the Company granted an aggregate of 387,259 shares to all employees of the Manager and distributed 4,898 shares of its treasury stock to the qualifying employees of the Manager during 2010 and 382,361 shares of its new shares issued during the nine months ended September 30, 2011, in settlement of the shares granted.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The Plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the Plan. Pursuant to the terms of the Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. During the first nine months of 2011, one director elected to receive in Company shares 50% of his compensation and one director elected to receive in Company shares 100% of his compensation. On the last business day of the first nine months of 2011, rights to receive 15,119 shares in aggregate for the nine months ended September 30, 2011 were credited to the Director’s Share Payment Account. As of September 30, 2011 less than $0.1 million were reported in “Additional Paid-in Capital” in respect of these rights. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. In the first quarter of 2011, the Company issued 15,517 new shares that were distributed to directors of the Company in settlement of shares credited as of December 31, 2010.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14          Comprehensive Loss

Comprehensive loss consisted of the following (in thousands):

	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Net income/(loss)	$4,379	$(93,452)
Change in fair value of financial instruments	(11,565)	(178,294)
Realized losses on cash flow hedges amortized over the life of the newbuildings, net of amortization	(23,861)	(29,566)
Reclassifications to earnings due to hedge accounting ineffectiveness	(16,678)	18,210
Total Comprehensive Loss	$(47,725)	$(283,102)

15          Earnings/(Loss) per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	September 30, 2011	September 30, 2010
	(in thousands)
Numerator:
Net (loss)/income	$(833)	$977

Denominator (number of shares):
Basic and diluted weighted average common shares outstanding	109,003	83,346

	Nine months ended
	September 30, 2011	September 30, 2010
	(in thousands)
Numerator:
Net income/(loss)	$4,379	$(93,452)

Denominator (number of shares):
Basic and diluted weighted average common shares outstanding	108,865	64,256

The Warrants issued during the nine months ended September 30, 2011 were excluded from the diluted Earnings/(loss) per Share for the three and nine months ended September 30, 2011, because they were antidilutive.

16          Sale of vessels

On January 22, 2010, the Company sold and delivered the MSC Eagle. The sale consideration was $4.6 million. The Company realized a net gain on this sale of $1.9 million. The MSC Eagle was over 30-years old and was generating revenue under its time charter, which expired in early January 2010.

No vessels were sold by the Company during the nine months ended September 30, 2011.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17          Impairment Loss

On March 31, 2010, the Company expected to enter into an agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218, initially expected to be delivered in the first half of 2012, and recorded an impairment loss of $71.5 million, which consisted of cash advances of $64.35 million paid to the shipyard and $7.16 million of interest capitalized and other predelivery capital expenditures paid in relation to the construction of the respective newbuildings. On May 25, 2010, the Company signed the cancellation agreement.

No impairment loss was recorded during the first nine months ended September 30, 2011.

18          Subsequent Events

On October 26, 2011, the Company took delivery of the newbuilding 8,530 TEU vessel, the CMA CGM Bianca. The vessel has been deployed on a 12-year time charter with one of the world’s major liner companies.